

AN IMPORTANT MESSAGE TO THE SHAREHOLDERS OF DARDEN RESTAURANTS, INC.

February 24, 2014

Dear Fellow Shareholders:

Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 5.5% of the outstanding common stock of Darden Restaurants, Inc. ("Darden" or the "Company"), making us one of the Company's largest shareholders. As discussed in our two public letters to the Company (available at http://tinyurl.com/Starboard-Letter-to-Darden and http://tinyurl.com/Starboard-Letter-to-Darden-II), we have conducted extensive research on the Company and the casual dining industry, and we believe substantial opportunities exist to create value for all shareholders within the control of management and the board of directors of the Company (the "Board").

Unfortunately, instead of addressing the serious concerns and value creation opportunities outlined publicly by us and another large shareholder, the Company announced a poorly-conceived plan to separate Red Lobster (the "Red Lobster Separation"). We believe the Red Lobster Separation would not only be suboptimal, but may ultimately prove to be value destructive – potentially even worse for shareholders than the status quo. It appears that the proposed plan is a hurried, reactive attempt, in the face of shareholder pressure, to conveniently cast off the weight of the struggling Red Lobster business, rather than address the Company's serious operational issues head-on through increased management focus. What seems clear is that the Red Lobster Separation is not the result of an informed evaluation of all available opportunities to create shareholder value.

Starboard believes that the Company should undertake a comprehensive review of all available operational, financial, and strategic alternatives to create value for shareholders before hastening to complete a Red Lobster Separation that may destroy substantial value. Starboard is concerned that if the Company completes a spin-off or sale of Red Lobster without first fully and objectively evaluating all opportunities for the Company's owned real estate, then substantial shareholder value could be destroyed.

Potentially even more concerning, management appears to be rushing the implementation of the Red Lobster Separation before shareholders would have the opportunity to express their views on this issue or elect Board members to better represent shareholder interests. As currently conceived, the Red Lobster Separation would be completed prior to the Company's 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") and without requiring a shareholder vote. We believe that shareholders deserve the right to voice their displeasure with this suboptimal and potentially value-destroying plan. This issue is far too important for the future value of Darden to be rushed through without shareholder support.

SHAREHOLDERS DESERVE AN OPPORTUNITY TO HAVE THEIR VOICES HEARD BEFORE DARDEN COMPLETES ANY SEPARATION OR SPIN-OFF OF THE RED LOBSTER BUSINESS

Unfortunately, to date, the Company has largely ignored the serious concerns voiced by us and other shareholders, and the Board appears unwavering in its commitment to the Red Lobster Separation. The Company also appears intent on expeditiously completing the Red Lobster Separation prior to the 2014 Annual Meeting, which is not expected to be held until mid-September. If management and the Board are left unchecked, shareholders will not have an opportunity to have their voices heard on the Red Lobster Separation, as a referendum or otherwise.

We cannot allow this to happen. The future value of Darden will be materially impacted by this important decision, and shareholders deserve the right to seek to stop a potential mistake before it happens. For these reasons, we filed this morning a Preliminary Solicitation Statement with the Securities and Exchange Commission ("SEC") to solicit your support to help us request that Darden call a special meeting of shareholders of the Company (the "Special Meeting"). Under Florida law and the Company's Bylaws, the holders of 50% of the Company's outstanding shares have the right to demand that the Company call a Special Meeting. We believe that calling the Special Meeting is the best means available for providing a democratic forum for all shareholders to express their views on the Company's proposed separation of Red Lobster before it is too late.

As a first step, we will be soliciting your written request to call the Special Meeting. Your support to call the Special Meeting will simply allow shareholders the opportunity and right to voice their opinions. By supporting the call of the Special Meeting, you are not committing to vote either in favor or against the Red Lobster Separation. Instead, you are affirming that you would be in favor of calling a Special Meeting to discuss this extremely important decision affecting the future value of your company and your investment. Assuming we are successful in getting the Special Meeting called, we will then be requesting your support for the following proposal at the Special Meeting:

> to approve a non-binding resolution urging the board of directors of the Company (the "Board") not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval.

If, as we believe, the vast majority of the Company's shareholders are against the proposed Red Lobster Separation and ultimately approve our non-binding proposal at the Special Meeting, we believe it would be incumbent upon the Board to immediately delay any separation transaction and conduct a full and objective evaluation of all value creation opportunities.

THE SPECIAL MEETING IS AN OPPORTUNITY FOR SHAREHOLDERS TO SEND A CLEAR MESSAGE TO THE BOARD THAT WE ARE DISSATISFIED WITH THE PROPOSED RED LOBSTER SEPARATION AS CURRENTLY CONCEIVED

Our SEC filing earlier today represents the first step towards allowing all shareholders to have their voices heard on the proposed Red Lobster Separation before it is too late. Your support in calling the Special Meeting will send a strong message that shareholders want the Board to slow down and review all strategic alternatives to maximize value before rushing to complete the Red Lobster Separation. If our non-binding proposal is ultimately approved at the Special Meeting, the message would even be that much louder and clearer and should compel the Board not to continue down its current, potentially value destructive path. Should the Board nevertheless continue to disregard the serious concerns of its shareholders, we are prepared to take all steps necessary to hold the Board accountable for its actions, including nominating a majority slate of director candidates and seeking the support of our fellow shareholders to replace a majority of the Board at the 2014 Annual Meeting.

As we discussed in our two public letters to the Company, Darden's long-term performance under the leadership of this management team and Board have been unacceptable. As just one example, Selling, General, and Administrative ("SG&A") expenses now stand at approximately 10% of sales, or 60 basis points worse than in fiscal year 2012, prior to the acquisition of Yard House, and the highest percentage since at least fiscal year 2001. In that time, Darden has acquired four new concepts – LongHorn Steakhouse, Capital Grille, Eddie V's, and Yard House – and has more than doubled revenue, but has failed to realize any of the expected cost synergies or to see any SG&A leverage. As a result, Darden's consolidated margins, when adjusted for the Company's substantial real estate ownership, are now well below peers despite having among the highest average unit volumes and the greatest scale in the casual dining space. Even more concerning, Darden's stock price performance has been unacceptable, with Darden underperforming its peer group by more than 300% over the last five years.[1]

Given management and the Board's track record of poor performance and poor decision-making, together with our belief that the proposed Red Lobster Separation is deeply flawed, we believe it is critical for shareholders in this case to have the right to review and approve any transaction involving Red Lobster that takes place prior to the 2014 Annual Meeting, at which time shareholders will have an opportunity to elect directors whom they believe represent their best interests.

WE ARE CONDUCTING AN INDEPENDENT, DETAILED ANALYSIS OF THE VALUE CREATION OPPORTUNITIES AT DARDEN

We continue to conduct our own independent analysis of Darden's operations. We plan to publicly comment in more detail in advance of the Special Meeting. Our analysis will include a detailed discussion of each of the value creation opportunities that we outlined in our public letters to the Company. In particular, we will highlight numerous operating improvements that we believe are necessary to turn around Darden's key restaurant concepts.

To that end, we have begun recruiting highly qualified restaurant operators to advise us as we refine our operating plan for Darden. We believe the perspective of leading restaurant operating

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[1] [1]For full stock price performance details, see our letter dated February 10, 2014 and available at
http://tinyurl.com/Starboard-Letter-to-Darden-II

executives will be invaluable to shareholders, particularly in light of the notable lack of meaningful restaurant operating experience among Darden's Board and senior management.

Prior to any Special Meeting, we will also comment in detail on the value of Darden's real estate and outline several ways in which Darden can realize that value in a tax-efficient manner. However, the Board needs to understand that shareholders are keenly aware that this value could be meaningfully impaired if Darden completes the Red Lobster Separation prior to a real estate transaction.

YOU DO NOT NEED TO DO ANYTHING AT THIS TIME

WE WILL BE SENDING YOU A DEFINITIVE SOLICITATION STATEMENT AND A <u>WHITE</u> SPECIAL MEETING REQUEST CARD IN THE NEXT FEW WEEKS

We believe that shareholders have a right to be heard. As one of Darden's largest shareholders, our interests are directly aligned with those of all shareholders. Over the coming weeks, we will communicate additional details regarding how you can support us in calling the Special Meeting.

For now, it is important to know that we are not seeking your written request to call the Special Meeting at this time. In the next few weeks, we hope to file our Definitive Solicitation Statement with the SEC, at which time we will be sending you a copy of the Definitive Solicitation Statement together with a **<u>WHITE</u>** Special Meeting Request card.

We thank you in advance for your support.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value LP, together with the other participants named herein ("Starboard"), has made a preliminary filing with the Securities and Exchange Commission ("SEC") of a solicitation statement and an accompanying WHITE request card to be used to solicit requests that Darden Restaurants, Inc. (the "Company") call a special meeting of shareholders to approve a non-binding resolution urging the Board of Directors of the Company not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting of Shareholders unless such agreement or transaction would require shareholder approval.

STARBOARD ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE SOLICITATION STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THESE MATERIALS WITHOUT CHARGE UPON REQUEST.

The participants in this solicitation are Starboard Value and Opportunity Master Fund Ltd ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC ("Starboard S LLC"), Starboard Value and Opportunity C LP ("Starboard C LP"), Starboard Leaders Delta LLC ("Delta LLC"), Starboard Leaders Fund LP ("Leaders Fund"), Starboard Value LP, Starboard Value GP LLC ("Starboard Value GP"), Starboard Principal Co LP ("Principal Co"), Starboard Principal Co GP LLC ("Principal GP"), Starboard Value A LP ("Starboard A LP"), Starboard Value A GP LLC ("Starboard A GP"), Starboard Value R LP ("Starboard R LP"), Starboard Value R GP LLC ("Starboard R GP"), Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld and Bradley D. Blum.

As of the date hereof, Starboard V&O Fund directly owns 1,161,790 shares of common stock, no par value of the Company (the "Common Stock"). As of the date hereof, Starboard S LLC directly owns 281,286 shares of Common Stock. As of the date hereof, Starboard C LP directly owns 172,625 shares of Common Stock. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 172,625 shares owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 172,625 shares owned by Starboard C LP. As of the date hereof, Delta LLC directly owns 1,272,025 shares of Common Stock. Leaders Fund, as a member of Delta LLC, may be deemed the beneficial owner of the 1,272,025 shares owned by Delta LLC. Starboard A LP, as the general partner of Leaders Fund and the managing member of Delta LLC, may be deemed the beneficial owner of the 1,272,025 shares owned by Delta LLC. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,272,025 shares owned by Delta LLC. As of the date hereof, Starboard Value LP beneficially owns 7,250,000 shares of Common Stock, consisting of shares of Common Stock owned directly by Starboard V&O Fund, Starboard S LLC, Starboard C LP and Delta LLC, and 4,362,274 shares of Common Stock held in the Starboard Value LP Accounts. Each of Starboard Value GP, as the general partner of Starboard Value LP, Principal Co, as a member of Starboard Value GP, Principal GP, as the general partner of Principal Co, and Messrs. Smith, Feld and Mitchell, each as a member of

Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to be the beneficial owner of the aggregate of 7,250,000 shares of Common Stock owned directly by Starboard V&O Fund, Starboard S LLC, Starboard C LP, Delta LLC and held in the Starboard Value LP Accounts. As of the date hereof, Mr. Blum does not own shares of Common Stock of the Company.